Exhibit 99.2

MEDIROM Healthcare Technologies Inc., Announces its latest Key Performance Indicators (KPIs)

New York/April 15, 2021 — MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a Japanese based holistic healthcare Company (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of March 2021.

The following monthly KPIs provides insight into the business fundamentals and progress of the Company.

•                  The number of salons were 303 in March 2021, up from 288 in the year-ago period primarily as a result of openings of new salons.

•                  Total customers served were 62,441 in March 2021 versus 52,612 in March 2020, an increase of 19% due to a recovery from the COVID-19 impact.

•                  Sales per customer slightly increased to JPY 6,352 in March 2021, up from JPY6,313 in March 2020.

•                  Our repeat ratio, a measure of repeat customers, was 81.9% in March 2021, down from 85.0% in March 2020.

•                  Our operation ratio recovered from the COVID-19 impact to 47.0% in March 2021, increasing from 38.9% in the year-ago period.

	Number of Salons (*1)	Total Customers Served (*2)	Sales Per Customer (*3)		Repeat Ratio (*4)	Operation Ratio (*5)
March-20	288	52,612	JPY	6,313	85.0%	38.9%
April-20	290	13,381	JPY	6,209	88.0%	19.7%
May-20	289	19,451	JPY	6,244	84.5%	29.0%
June-20	289	51,686	JPY	6,234	81.2%	40.8%
July-20	288	60,964	JPY	6,276	80.6%	43.3%
August-20	284	66,464	JPY	6,351	80.4%	47.5%
September-20	284	64,809	JPY	6,245	80.2%	48.1%
October-20	291	65,820	JPY	6,269	80.3%	47.0%
November-20	291	63,993	JPY	6,312	80.7%	47.6%
December-20	290	64,649	JPY	6,486	82.6%	48.2%
January-21	302	56,557	JPY	6,443	84.0%	44.6%
February-21	302	56,370	JPY	6,443	83.0%	47.6%
March-21	303	62,441	JPY	6,352	81.9%	47.0%

(*1)       Number of Salons: Directly-operated salons, and franchisees’ salons.

(*2)       Total Customers Served: The number of customers served at salons (other than JOYHANDS WELLNESS for which comparative financial and customer data is not available).

(*3)       Sales Per Customer: The ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS).

(*4)       Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month (except for JOYHANDS WELLNESS).

(*5)       Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month (except for JOYHANDS WELLNESS).

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 303 (as of March 31, 2021) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Tracker®”. MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL : https://medirom.co.jp/en

•Contacts

Investor Relations Team

ir@medirom.co.jp